UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ARHAUS, INC.

(Name of Issuer)
Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)
04035M102

(CUSIP Number)
Chris Iorillo
FS Capital Partners VI, LLC
11100 Santa Monica Boulevard, Suite 1900
Los Angeles, California 90025
Tel No: (310) 444-1822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Equity Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,042,718 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,042,718 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,042,718 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 30.17% (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN
* Represents ownership solely of Class A Common Stock.

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Affiliates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 681,484 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 681,484 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 681,484 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.28% (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN
* Represents ownership solely of Class A Common Stock.

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Capital Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,724,202* (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,724,202* (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,724,202* (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 31.46%** (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO
* Consists of (1) 16,042,718 shares of Class A Common Stock held by FS Equity VI and (2) 681,484 shares of Class A Common Stock held by FS Affiliates VI.
** Consists of 16,724,202 shares of Class A Common Stock in the aggregate held by FS Equity VI and FS Affiliates VI. Represents ownership solely of Class A Common Stock.

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on November 15, 2021 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 2. Identity and Background

The last sentence of Item 2(a) of the Original Schedule 13D is amended and restated as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of August 18, 2023, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

Schedule A attached to the Original Schedule 13D and referred to in Item 2(b) is replaced by Schedule A attached hereto.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) Aggregate number and percentage of securities.

 FS Equity VI directly holds 16,042,718 shares of Common Stock and FS Affiliates VI directly holds 681,484 shares of Common Stock. The Reporting Persons may be deemed to have direct beneficial ownership of the Issuer’s shares of Common Stock as follows:

Name of Reporting Person	Number of Class A Shares Beneficially Owned
FS Capital VI	16,724,202
FS Equity VI	16,042,718
FS Affiliates VI	681,484

FS Capital VI, by virtue of being the sole general partner of FS Equity VI and FS Affiliates VI, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by each of FS Equity VI and FS Affiliates VI and reported on the cover pages to this Schedule 13D for such Reporting Person. FS Equity VI disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates VI. FS Affiliates VI disclaims beneficial ownership of the shares of Common Stock held by FS Equity VI. See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. The percentage ownership reported in item 13 is based on an aggregate of 53,166,638 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, John P. Reed, the John P. Reed Trust dated 4/29/1985, as amended, the John P. Reed 2019 GRAT, the Reed 2013 Generation Skipping Trust, and the 2018 Reed Dynasty Trust (collectively, the “Reed Parties”) in the aggregate hold 87,115,600 shares of Class B Common Stock, par value $0.001 per share of the Issuer (the “Class B Common Stock”). Due to the terms and provisions of the Investor Rights Agreement described under item 6 below, the Reporting Persons may be deemed to be part of a group within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) with, and may be deemed to have beneficial ownership of shares of Class B Common Stock held by, the Reed Parties. The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with the Reed Parties as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Class B Common Stock beneficially owned by the Reed Parties, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(c)  Transactions within the past 60 days.
Except as described in Item 4 above, during the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Item 4 is hereby incorporated by reference.

2023 Underwriting Agreement

On August 16, 2023, the Issuer entered into an Underwriting Agreement (the “2023 Underwriting Agreement”) with FS Equity VI, and FS Affiliates VI (collectively, the “Selling Stockholders” or the “FS Funds”), BofA Securities, Inc., Jefferies LLC and each of the other underwriters named in Schedule A thereto (collectively, the “Underwriters”) related to an underwritten offering of 12,000,000 shares of the Issuer’s Common Stock, par value $0.001 per share (the “2023 Offering”), by the Selling Stockholders, at a public offering price of $10.00 per share.

The Selling Stockholders also granted the Underwriters a 30-day over-allotment option to purchase up to an additional 1,800,000 shares of the Issuer’s Common Stock at the public offering price, less the underwriting discount, which the Underwriters exercised in full on August 17, 2023.

Pursuant to the 2023 Underwriting Agreement, each of (i) FS Equity VI’s sale of 13,237,673 shares of Common Stock and (ii) FS Affiliates VI’s sale of 562,327 shares of Common Stock to the Underwriters will settle August 21, 2023.

Lock-Up Agreement

On August 16, 2023, pursuant to the 2023 Underwriting Agreement, each of the Issuer, its executive officers, directors and each Selling Stockholder entered into a Lock-Up Agreement (the “2023 Lock-Up Agreement”), pursuant to which each party has agreed, subject to certain limited exceptions as described therein,  not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 75 days after the date of the 2023 Underwriting Agreement, without first obtaining the written consent of BofA Securities, Inc. and Jefferies LLC.  Specifically, the Reporting Persons agreed, with certain limited exceptions, not to directly or indirectly: (a) offer, pledge, sell or contract to sell any Common Stock, (b) sell any option or contract to purchase any Common Stock, (c) purchase any option or contract to sell any Common Stock, (d) grant any option, right or warrant for the sale of any Common Stock, (e) lend or otherwise dispose of or transfer any Common Stock, (f) request or demand that the Issuer file or make a confidential submission of a registration statement related to the Common Stock, or (g) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Investor Rights Agreement

Following the closing of the 2023 Offering, the FS Funds will own less than 60% of the outstanding Common Stock held immediately prior to the completion of the Issuer’s initial public offering, and therefore the FS Funds’ board designation rights have been reduced from two designees to one designee pursuant to the Investor Rights Agreement.

The above descriptions of the 2023 Underwriting Agreement, the 2023 Lock-Up Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit to the Schedule 13D and incorporated herein by reference.

Except as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of August 18, 2023, by and among the Reporting Persons.
Exhibit 99.2
Underwriting Agreement, dated as of August 16, 2023, by and among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P. and BofA Securities, Inc. and Jeffries LLC, as representatives of the several Underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 18, 2023).

Exhibit 99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit C of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 18, 2023).
Exhibit 99.4
Investor Rights Agreement, dated as of November 8, 2021 among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019 (incorporated by reference to Exhibit 4.3 to the Issuer’s amended Form S-1 filed on October 27, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2023
FS EQUITY PARTNERS VI, L.P., a Delaware Limited Partnership

By: FS Capital Partners VI, LLC, a Delaware Limited Liability Company
Its: General Partner

By: /s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member

FS AFFILIATES VI, L.P., a Delaware Limited Partnership

By: FS Capital Partners VI, LLC, a Delaware Limited Liability Company
Its: General Partner

By: /s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member
FS CAPITAL PARTNERS VI, LLC, a Delaware Limited Liability Company

By: /s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member

Schedule A
Name and Citizenship	Position	Business Address
Brad J. Brutocao; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Bradford M. Freeman; U.S.A.	Co-Chairman	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Benjamin D. Geiger; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 299 Park Avenue, 20th Floor New York, NY 10171
Todd W. Halloran; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
John S. Hwang; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Christian B. Johnson; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 299 Park Avenue, 20th Floor New York, NY 10171
Jon D. Ralph; U.S.A.	President and Chief Operating Officer	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
John M. Roth; U.S.A.	Chief Executive Officer	Freeman Spogli Management Co., L.P. 299 Park Avenue, 20th Floor New York, NY 10171
J. Frederick Simmons; U.S.A.	Vice President	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Ronald P. Spogli; U.S.A.	Co-Chairman	Freeman Spogli Management Co., L.P. 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025